2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 * FAX: (918) 382-6190

July 27, 2020

Via EDGAR and Federal Express

Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: AAON, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2019
        Filed February 27, 2020
        Form 10-Q for the Period Ended March 31, 2020
        Filed May 7, 2020
        File No. 0-18953

Dear Sir or Madam:

This is AAON, Inc.'s (the Company) response to your correspondence dated July 23, 2020 related to the Company's Annual Report on Form 10-K for the year ended December 31, 2019 and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020. For ease of reference, each of the Staff's comments is reproduced below in italics, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2019

Audited Financial Statements
3. Summary of Significant Accounting Policies
Revenue Recognition, page 41

1.In the second paragraph on pages 41 and 42, please revise to disclose the measure of progress used to recognize revenue on customized units over time and explain why the method used provides a faithful depiction of the transfer of goods or services. Refer to ASC 606-10-50-18.

Response:
The Company's finished goods inventory turns very quickly. At any quarter end, the quantity and value of units for which the performance obligation has not been met is not material. Generally, almost all sales are 100% complete by the period end and we believe the additional disclosures noted above are not material and as a result have chosen to omit these disclosures.

2.We note your disclosure that revenue is presented net of certain payments to your independent manufacturer representatives. So that we may better understand your accounting for these transactions, please refer to ASC 606-10-50-12 and ASC 606-10-55-

36 through 55-40 and tell us the following:
a.Clarify if your contracts for the purchase of HVAC units, related products and services are between you and the end customer or you and the representative;
a.Describe the nature of your performance obligation(s) associated with these contracts;

2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 * FAX: (918) 382-6190

b.Provide us with a comprehensive analysis explaining how you concluded you were the principal or agent in these arrangements; and
c.In the event you are unable to collect amounts due from the end user, please explain the financial obligations that you and representatives have to each other.

        Response:
The Company's contracts for the purchase of HVAC units and "Third Party Products", as defined in our 10K, are with the end customer. The primary performance obligation listed in the contract is delivery of the requested manufactured equipment. Third Party Products provided by the Representative generally are shown as a lump sum included with the Representative's commission in the contract. Third Party Products are not detailed out or necessarily provided to the Company; the Representative simply includes a total amount for which the Company should bill relating to these items. Our contracts that include Third Party Products only note a total sum that include the cost of our equipment, Third Party Products and the Representative's commission.

It is clearly stated in the contract that delivery is FOB Factory and title transfers to the customer upon delivery of goods to the freight carrier. The shipping policy also notes that the customer is responsible for any damage caused by the freight carrier and for pursuing claims against the freight carrier. The contract also does note the Company’s limited warranty policy as a performance obligation. Delivery of said equipment/parts are distinct as the customer can use and install them on their own. Even large orders of units can be completed in partial shipments so that customers can start the installation process on units that have shipped while waiting for the remaining units on the order to be manufactured and shipped.

There are sometimes other items noted in an order that could also be considered performance obligations such as startup cost fees, cancellation fees, change fees, handling fees, and extended warranties. Generally, none of these items individually or in total would be material. Additionally, in most cases these items would be billed at the same time as shipments of the units—only in cases of very large jobs where there are potentially multiple shipments and partial billings where all items on an order would not all be billed at the same time. Extended warranties are considered a distinct service in the contract and the Company does track and break out that item separately for purposes of recognizing revenue. ASC 606-10-25-18A discusses shipping and handling activities related to goods in the contract. It notes that if the shipping and handling activities are performed before the customer obtains control of the good, then the shipping and handling activities are not a promised service to the customer but activities to fulfill the entity’s promise to transfer the good. As such, they would not be a distinct good or service in the contract.

As the principal, the Company controls the AAON equipment as it designs and manufactures the equipment based upon requested specifications and controls the goods prior to being transferred to the customer. The Company has inventory risk and control in establishing the price for the goods as AAON provides the minimum sales price to the Representatives.

AAON does not control the Third Party Products. The Representatives have primary responsibility for fulfilling the promise to provide Third Party Products to the end customer. The Company is neither obligated to provide the Third Party Products if the supplier fails to transfer the goods to the customer nor is responsible for the acceptability of the goods. The Company does not take inventory risk at any time before or after the goods are transferred to the customer. The Company does not commit to obtain the goods from the Representatives before the goods are purchased by the customer and does not accept responsibility for any damaged or returned goods. The Company

2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 * FAX: (918) 382-6190

does not have discretion in establishing prices for the Third Party Products which are set by the supplier.

As such, the Company would recognize revenue as gross for the products it manufactures and recognize revenue as net related to the Third Party Products.

The Company will only release the amount due to the Representative upon collection of the receivable from the end customer. Any amount not collected from the end customer typically will reduce the amount due to the Representative.

Form 10-Q for the Period Ended March 31, 2020
Management's Discussion and Analysis, page 23
3.We note that the majority of your sales are in domestic markets and your most significant customer operates primarily in Texas. Given the continued rise in COVID-19 cases throughout the United States, including Texas, please ensure that your MD&A disclosures in your upcoming Form 10-Q for the period ended June 30, 2020 address the matters described in CF Disclosure Guidance Topic 9A. Please similarly revise your risk factor and financial statement disclosures as appropriate. Disclosures should address, but not be limited to, the following:
a.Known or expected impacts upon your backlog and peak selling season;
b.Any potential supply chain disruptions (particularly with respect to raw materials needed for assembly);
c.Any material changes to your manufacturing process (including measures taken to protect workers in your manufacturing facilities);
d.Any known or expected adjustments needed to ensure sufficient access to capital (e.g. plans to increase borrowings, reduce dividend payments, or curtail capital expenditures); and
e.Known or expected impacts on the timing of the Longview, Texas plant expansion.

        Response:
In the June 30, 2020 10Q, the Company will insert the following three paragraphs in the "Overview" section of Item 2:

Our manufacturing operations are considered a critical infrastructure industry, as defined by the U.S. Department of Homeland Security, as such, the decrees issued by national, state, and local governments in response to the COVID-19 pandemic have had minimal impact on our operations except for higher employee absenteeism in our manufacturing facilities. We had almost no interruptions to our production during the six months ended June 30, 2020. For the most part, our workers are able to socially distance themselves during the manufacturing process. Additional precautions have been taken to social distance workers that work in close environments. The Company utilizes sanitation stations, requires the use of a facial covering, performs daily temperature scanning, and performs additional cleaning and sanitation throughout the day and deep cleaning overnight. The Company did see significant absenteeism in the month of June, but was still able to maintain reduced production at both plants.

2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 * FAX: (918) 382-6190

While the Company's operations are primarily in Oklahoma and Texas, our domestic sales to customers cover almost all 50 states. Only the state of Texas has more than 10% of our revenues. For the six months ended June 30, 2020, we've experienced record sales. We have not seen a significant slow down or disruption in our customer jobs and have benefited from some of the new construction for temporary hospitals due to COVID-19. Our incoming order rate has recently softened slightly due to less than optimal lead times and turmoil in the market resulting from COVID-19. We expect to be back on schedule by the end of July and anticipate orders will increase as our lead times improve during our peak selling season. Uncertainty in the education sector could negatively impact our employee attendance levels as well as our bookings. The outlook for the remainder of the year is hard to predict during these uncertain times. Despite this uncertainty, we remain cautiously optimistic that the year will end with modest growth over 2019.

We had unrestricted cash and cash equivalents of $61.3 million as of June 30, 2020, which, along with improved free cash flow, enabled us to declare an 18.8% increase in our semi-annual cash dividend in May (from $0.16 to $0.19 per share) that was paid on July 1, 2020. Our capital expenditures during the first half of the year were $33.5 million, as compared to $16.8 million for the same period a year ago, and we anticipate our full-year 2020 capital expenditures will total approximately $73.2 million. Our expansion to our Longview, TX facility is on schedule and expected to be completed in the fourth quarter of 2020. The Company also has $28.3 million available under its line of credit. Should the Company experience an unexpected downturn due to COVID-19; spending on dividends and capital expenditures can be reduced and the line of credit can be utilized.

Please contact the undersigned at (918) 382-6242 if you have questions or would like additional information in respect to these responses.

Very truly yours,

/s/ Scott Asbjornson
Chief Financial Officer
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